<u>Mail Stop 3561</u>

June 3, 2010

Kent J. Thiry, Chief Executive Officer
DaVita Inc.
601 Hawaii Street
El Segundo, California 90245

   RE: **DaVita Inc.**
        Form 10-K FYE December 31, 2009
        Filed April 28, 2010
        File No. 1-14106

Dear Mr. Thiry:

  We have completed our review of your filing and have no further comments at this time.

                Sincerely,

                John Reynolds,
                Assistant Director